OMB APPROVAL

OMB Number: 3235-0157
Expires:
Estimated average burden
hours per response ……………. 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[  ] Merger

[X] Liquidation

[  ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Nicholas High Income Fund, Inc. (the “Fund”)

3. Securities and Exchange Commission File No.: 811-00216

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application	[ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     411 E. Wisconsin Ave., Suite 2100
     Milwaukee, WI 53202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jason T. Thompson

Michael Best & Friedrich LLP

790 N. Water St., Suite 2500

Milwaukee, WI 53202

(414) 277-3482

Jennifer R. Kloehn

Nicholas Company, Inc.

411 E. Wisconsin Ave., Suite 2100

Milwaukee, WI 53202

(414) 272-4650

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Nicholas Company, Inc.

411 E. Wisconsin Ave., Suite 2100

Milwaukee, WI 53202

(414) 272-4650

US Bancorp Fund Services, LLC

615 E. Michigan St.

Milwaukee, WI 53202

(414) 765-4124

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and
31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

[X] Management company;

[  ] Unit investment trust; or

[  ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[X] Open-end	[ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

The Fund was organized as a corporation in the state of Maryland.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Nicholas Company, Inc.

411 E. Wisconsin Ave., Suite 2100

Milwaukee, WI 53202

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC, 111 E. Kilbourn Ave. Suite 2200, Milwaukee, WI 53202 was engaged to serve as the Fund’s principal underwriter.

13. If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes	[X] No
If Yes, for each UIT state:
Name(s):
File No.: 811-______
Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

	[X] Yes	[ ] No
If Yes, state the date on which the board vote took place:
May 4, 2020

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or
Abandonment of Registration?

	[X] Yes	[ ] No
If Yes, state the date on which the shareholder vote took place:

July 20, 2020

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Liquidating distributions were made by the Fund on July 24, 2020.

(b)	Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in-kind?

[ ] Yes [X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

[  ] Yes [  ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund’s shareholders?

[  ] Yes [X] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

None.

(b)	Describe the relationship of each remaining shareholder to the fund:

N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[X] Yes [  ] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The Fund has an account receivable in the amount of $4,500.00 which is retained for the payment due on a voluntary consent solicitation for a bond which was tendered prior to liquidation.

(b) Why has the fund retained the remaining assets?

The company that solicited the bond consent expects to make such payment substantially concurrently with the consummation of an acquisition which is expected to be consummated in the first half of 2021.

(c) Will the remaining assets be invested in securities?

[  ] Yes [X] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X] Yes [  ] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

The Fund has an account payable of $8,288.41 for the printing of its 2019 Annual Report, 2020 Prospectus and 2020 Semiannual Report.

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

The Adviser will pay for the account payable as the Fund has no liquid assets. The Adviser will be reimbursed when the consent payment of $4,500.00 disclosed in Item 20 is received. Any liabilities in excess of the account receivable will be paid for by the Fund’s Adviser, Nicholas Company, Inc.

IV. Information About Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $9,319.00

(ii) Accounting expenses:

(iii) Other expenses (list and identify separately):

Audit & Tax Fees: $1,725.00

Printing & Mailing: $3,371.24

Transfer Agency Fees: $8,842.58

(iv) Total expenses (sum of lines (i)-(iii) above): $23,257.82

(b) How were those expenses allocated?

The expenses were paid for by the Fund’s adviser, Nicholas Company, Inc.

(c) Who paid those expenses?

The expenses were paid for by the Fund’s adviser, Nicholas Company, Inc.

(d) How did the fund pay for unamortized expenses (if any)?

Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ] Yes [X] No

If yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

[  ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Nicholas High Income Fund, Inc., (ii) she is the Senior Vice President and Treasurer of Nicholas High Income Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Jennifer R. Kloehn

Jennifer R. Kloehn

Senior Vice President and Treasurer